ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Payment of Interest on Capital

ITAÚ UNIBANCO HOLDING S.A. ("Company") informs its stockholders that, in accordance with the Material Fact disclosed by the Company on November 28, 2022, the interest on capital, in the gross amount of R$0.48618 per share (net amount of R$0.413253 per share), will be paid on March 10, 2023, based on the final stockholding position recorded on December 8, 2022, with their shares traded ex-rights starting December 9, 2022.

São Paulo (SP), February 7, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence